UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB




                               ELECTRIC CITY CORP.
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             (Exact name of registrant as specified in its charter)


            Delaware                                     36-4197337
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(State or other jurisdiction of                        (I.R.S. Employer
 incorporation or organization)                       Identification No.)



1280 Landmeier Road, Elk Grove Village, Illinois             60007
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     (Address of principal executive offices)              (Zip Code)


Registrant's Telephone Number: (847) 437-1666
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Securities to be registered under Section 12(b) of the Act:

           Title of each class                    Name of each exchange on which
           to be so registered                    each class is to be registered

None
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Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.0001 par value
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                                (Title of class)

                                     PART I

Items 1.      Description of Business.

Electric City History and Recent Developments

         Electric City Corp. is a development stage company that was formed to acquire and commercialize a proprietary device and proprietary software package that reduces the amount of electricity required to power various lighting facilities in commercial buildings, factories, and office structures, as well as street and parking lot lighting. All share amounts presented herein reflect the 2 for 1 share stock dividend on all outstanding shares of common stock effective July 30, 1999.

         Electric City plans to manufacture and sell its EnergySaver State of the Art Lighting Control Technology (hereinafter referred to as the "EnergySaver"), an energy management and savings system which utilizes the technology, in the U.S. under an exclusive license agreement. Electric City's activities to date have included raising capital, developing prototypes and installing test systems at test sites in the U.S. and the limited sale of systems.

         On May 24, 1999, Electric City entered into an agreement to purchase most of the assets, including inventory, of Marino Electric, Inc which agreement the parties have treated as closed as of May 24, 1999, subject to the payment of the balance of the purchase price. Marino Electric was a local designer and manufacturer of custom electrical switchgear and distribution panels owned by Joseph C. Marino, a director and principal shareholder of Electric City. The purchase price of $3,392,000 consists of the issuance of 1,600,000 shares of Electric City common stock and $1,792,000 in cash to be paid from the proceeds of Electric City's current private placement described below. Electric City plans to increase overall revenues by marketing and distributing Marino Electric products in tandem with the EnergySaver.

         Pursuant to the License Agreement dated January 1, 1998 between Giorgio Reverberi, the owner of the Italian patent on a proprietary device and proprietary software package underlying the EnergySaver, and Joseph C. Marino, a director and principal shareholder of Electric City (who sublicensed the rights to Electric City for use in the U.S.), Electric City must pay Reverberi a royalty of $300 for each product unit made by or for Electric City and sold by Electric City.

         Electric City was initially formed as a Delaware limited liability company (Electric City, L.L.C.) on December 5, 1997 to acquire the above-referenced license and commercialize the application of a patented device that reduces the amount of electricity required to power various lighting facilities in commercial buildings, factories, office structures and street and parking lot lighting.

         On February 4, 1998, an Operating Agreement was entered into between Electric City, L.L.C.'s two members each owning 50%, Joseph C. Marino, who subsequently assigned his interest to Pino, L.L.C. ("Pino") and NCVC L.L.C., which is controlled by Victor Conant, Kevin McEneely, and Nikolas Konstant through dy/dx Consulting, LLC, a Delaware limited liability company. On June 5, 1998, Electric City, L.L.C. merged with and into Electric City Corp. and Joseph
C. Marino sublicensed his rights under the Reverberi license agreement Electric City for use in the U.S.

         In June 1998, Electric City issued 1,200,272 shares of its common stock representing approximately six (6) percent of Electric City's issued and outstanding common stock, to the approximately 330 shareholders of Pice Products Corporation, an inactive unaffiliated company with minimal assets, pursuant to merger agreement under which Pice was merged with and into Electric City. The purpose of the merger was to substantially increase the number of shareholders of Electric City to facilitate the establishment of a public trading market for Electric City common stock. Trading in Electric City common stock commenced on August 14, 1998 through the OTC Bulletin Board under the trading symbol "ECCC".

         During July 1998, Electric City acquired its present corporate headquarters, manufacturing and warehouse located at 1280 Landmeier Road, Elk Grove Village, Illinois for the purchase price of $1,140,000 of which $800,000 was borrowed by way of a mortgage) and $340,000 was paid by the issuance of 340,000 shares of its common stock. The mortgage debt bears interest at the rate of 8.25% per annum and is payable in monthly installments of principal and interest of $6,876 until August 2003, with a final balloon payment of $710,000 due in August 2003.

         On May 24, 1999, Electric City entered into an asset purchase agreement with Marino Electric, Inc. a corporation wholly owned by Joseph Marino, a director and principal shareholder of Electric City. The agreement provides for the acquisition by Electric City of certain of the assets of Marino Electric except the accounts receivable, including work in progress, inventory, equipment and all goodwill trade names and trademarks free and clear of any claims, liens or encumbrances in exchange for $1,792,000 in cash and 1,600,000 shares of Electric City common stock (at an assigned value of $1.00 per share) for a total purchase price of $3,392,000. Since that date, Electric City has delivered, as partial payment of the purchase price, 1,600,000 shares of its restricted common stock, however, the cash portion of the purchase price is to be paid at the closing of the minimum of Electric City's current private placement described herein. Electric City received an appraisal of a controlling interest in Marino Electric's common stock conducted by The Griffing Group, Inc., a party not affiliated with the transaction. This appraisal valued the Marino Electric business as a going concern at approximately $3.2 million. However, the final purchase price includes adjustments to the appraisal amount to reflect the synergistic value of Marino Electric to Electric City and the expected strategic benefits to be derived from the combination over and above Marino Electric's stand-alone value. The parties are presently treating the transaction as having been closed effective May 24, 1999, subject to the payment of the balance of the purchase price, and therefore, Electric City has accrued a current liability on its books for $1,792,000. The agreement also provides cross-indemnification against losses suffered as a result of breaches of the representations and warranties of the parties contained in the agreement.

         Through June 30, 1999, Electric City had sold approximately 50 EnergySaver systems to commercial clients within the United States including Frito Lay, AAR Corporation, Tru Vue, a subsidiary of APOGEE ENTR and Chicago area automobile dealerships. These sales resulted in gross revenues of approximately $300,000. In addition, demonstration EnergySaver units have been installed for test periods in some City of Chicago buildings, including at O'Hare International Airport and several public libraries. Other test sites include Burger King restaurants and a Walgreen's distribution center in Wisconsin, a test conducted by Alliant Utilities.

         Electric City's activities to date have included raising capital, establishing a sales distribution network, selling the EnergySaver product and preparing to assemble the EnergySaver product at Electric City's principal facilities located at 1280 Landmeier Road, Elk Grove Village, Illinois.

Business of Marino Electric

         Marino Electric is a local designer and manufacturer of custom electrical switching gear and distribution panels which serve to distribute electricity from a building's principal power source to the various electric switches within a building. Marino Electric's products can be found in many buildings in the Chicago area, including the United Center, Navy Pier and McCormick Place.

         Marino Electric's principal customers are electrical contractors for commercial building projects. Most Marino Electric contracts involve the custom manufacturing of electrical switching gear and distribution panels for such projects. In addition, Marino Electric fabricates cases (electrical boxes) and assembles circuit breakers, bus bars and switches. Marino Electric's principal parts suppliers are Siemens and Cutler Hammer.

         Since Electric City's EnergySaver is attached to a building's electric distribution panel, Electric City plans to increase overall revenues for the combined entity by marketing and distributing Marino Electric products in tandem with the EnergySaver, which can be incorporated directly into the distribution panel for new construction projects. The acquisition is also expected to generally result in national exposure for Marino Electric's business.

Product - The EnergySaver

         The EnergySaver is a computer controlled voltage regulation system that consists of control panels containing electrical parts in a free standing enclosure which is connected between the power line and the building's electrical lighting circuits. The EnergySaver controls the electric load by regulating linear voltage according to user specified inputs. The EnergySaver has an on-board computer with intelligent software that provides constant control and self-diagnosis and that can be easily accessed directly or remotely via modem or two-way radio. The EnergySaver is a scalable product that can be placed in series depending on a client's specific load requirements and custom fixtures are also available. The EnergySaver is Year 2000 compliant with a life expectancy of ten years.

         The Company believes the benefits derived from the EnergySaver are substantial. These benefits include reducing the amount of energy required to power lighting systems by up to 50%, while significantly increasing the operating life of lighting bulbs and ballasts which supplies power to bulbs within the fixture. The EnergySaver interfaces with new and/or existing lighting panels, ballasts, and lamps without modifications. The EnergySaver provides output voltage stability, eliminating spikes and surges while providing protection from lightening strikes, electrical shocks and power interruptions.

        Planned future enhancements to the EnergySaver include size reduction for smaller buildings under 5,000 square feet (e.g., single family homes) and continual product re-design to improve efficiency and manufacturability.

         The European counterpart to the EnergySaver which uses the same proprietary licensed technology has approximately 5,000 European installations currently in use. This product has been sold in Europe for over 15 years where it has principally been used by governmental agencies for outdoor street lighting.

The Market Opportunity

         The deregulation of the electric industry represents a unique opportunity for Electric City and the EnergySaver. According to Forbes Magazine, the electric power industry is $215 billion in the U.S. alone. The industry is in the process of a rapid deregulation, and companies, governments and individuals may soon be able to buy power from any supplier. New power generation and transmission companies will emerge. Large power suppliers like Enron, Duke Energy and Unicom, are actively seeking power saving technologies that will give them a competitive advantage in securing customers. Power customers are now seeking new ways to reduce their energy consumption costs, which in the past were fixed.

         Increased environmental sensitivity due to the issue of climate change may result in consumer desire to lower energy use even in the presence of falling energy costs, encouraging the use of the EnergySaver. In October 1998, Coop America, an environmental consumer group, reported that one in four adults in the U.S. is starting to incorporate environmental and social values into purchasing and investing decisions. "Green" purchases may be on the rise. An October 1998 report by the World Watch Institute stated that not only is the earth's temperature rising, but that it may be rising at increasing rates. As it becomes widely recognized that the climate change is worsening, there may be increased efforts on the part of governments, industry and individuals worldwide to decrease greenhouse gas emissions that will have a positive effect on the energy conservation industry.

         As a result of increased environmental sensitivity, Congress passed the Energy Policy Act of 1992 which requires all states to adopt the American Society of Heating, Refrigerating and Air-Conditioning Engineers (ASHRAE Standard 90.1-1989), or better for their state energy codes. ASHRAE 90.1-1989 sets prescriptive unit lighting power allowances (ULPA) of 0.4 watts per square foot for warehouses 250,000 square feet and over and 3.30 watts per square foot for retail facilities less than 2,000 square feet. Using a mid-range ULPA of
1.65 (corresponding to office buildings of 25,000 to 50,000 square feet) to estimate total connected lighting load for all commercial buildings equates to a total market size of approximately 93,225,000 kilowatts. This would justify a total possible market of about 3 million 100-amp EnergySaver units. The Company believes this estimate is probably conservative as older building may have several times the connected lighting loads now specified by ASHRAE 90.1-1989. The EnergySaver will help companies that are not in compliance achieve compliance by reducing energy consumption to acceptable levels.

         The target market for Electric City's EnergySaver is any freestanding building, commercial or industrial, over 5,000 square feet and any large-scale outdoor lighting system (e.g. street and parking lot lighting) located in the U.S. The Company believes the potential U.S. market for EnergySaver sales is over $26 billion. According to the Commercial Buildings Energy Consumption and Expenditures 1995, the most recent U.S. Department of Energy, Energy Information Administration survey of energy use in commercial buildings, in 1995 there were
4.6 (+/-0.4) million commercial buildings in the U.S., and these buildings comprised approximately 56.5 billion square feet, (i.e., 58.8 (+/-3.9) billion square feet of total floor space). Just in this market alone the potential for EnergySaver sales in $13 billion.

Sales and Distribution

         Electric City is in the process of establishing a comprehensive national sales and distribution network, along with strategic alliances with utility companies and energy management organizations.

         Electric  City  is in  the  process  of  contracting  with  established
regional  distributors  ("Regional   Distributors")  to  carry  and  market  the
EnergySaver. Electric City has established relationships and works with distributors in 19 states and is currently negotiating contracts in New York City and Southern California. Electric City anticipates that by the end of 1999 it will have established distribution networks covering most of the U.S. Regional Distributors sign ten (10) year agreements for product distribution. The agreements have first year guaranteed sales, guaranteed through letters of credit. Years two through ten have sales quotas that increase throughout the term. Regional Distributors secure dealers to assist in their marketing and sales efforts. Both Regional Distributors and other dealers make their profit via product markup.

         In  addition,   Electric  City  distributors  plan  to  distribute  the
EnergySaver in tandem with the electric distribution panels manufactured by Marino Electric.

         Electric City plans to establish a direct sales force to target large national or multinational companies. These sales people will focus their efforts on the energy engineering staffs of these companies, which can analyze and recommend the purchase of a device such as the EnergySaver for their multiple sites.

         Finally, Joseph Marino is working to establish alliances and partnerships with utility companies to potentially buy and sell power and to include the EnergySaver in their energy efficient programs, energy management organizations, and governmental agencies, such as the United States Department of Energy.

Marketing

         Electric City has retained Burson-Marsteller, a high end, full service public relations firm to assist in the marketing efforts for the EnergySaver. They have developed a media campaign to introduce the Company to Chicago media, including print and television outlets. The retainer is for a period of six (6) months, commencing in March of 1999. It is the intention of the Company to continue this relationship.

Licenses and Trademarks

         Pursuant to the License Agreement dated January 1, 1998 between Giorgio Reverberi, the owner of the foreign patent for the technology underlying the EnergySaver, and Joseph C. Marino, Chairman and CEO of Electric City (who has sublicensed the U.S. rights to Electric City), Electric City is to pay Reverberi a royalty of $300 for each product unit made by or for Electric City and sold by Electric City. The term of the Reverberi license agreement, which is transferable by Mr. Marino so long as he retains an interest in the transferee, is until December 31, 2007, with automatic renewal available until December 31, 2017, unless written termination is provided by either party of the License Agreement no less than 90 days prior to the automatic renewal date. The license applicable to Electric City also provides an exclusive license to manufacture, have made, import, use and sell in the United States any product or method covered by one or more claims of the Reverberi's patents. The license granted to Electric City may be transferred or assigned to a corporation or other legal entity so long as Electric City retains any ownership interest in such legal entity.

         In April 1999 Electric City filed applications with the U.S. Patent and Trademark Office to federally register its marks "EnergySaver State of the Art Lighting Control Technology" "EnergyMiser" and its corporate name. As of the date of this registration statement, the U.S. Patent and Trademark Office had not determined whether the marks and name could be federally registered and the Company cannot guarantee that registration certificates will be issued. Electric City currently relies solely on common law trademark protection. Under common law, Electric City generally has priority over subsequent users of confusingly similar marks in the same geographical areas, but does not have priority over a prior user of a similar mark. If prior use is established, Electric City may not be able to use its mark in the geographical area of the prior use. While Electric City's marks are important to Electric City, unavailability of its marks in any particular geographical area may not necessarily have a material adverse effect on Electric City. However, such unavailability may preclude utilization of competitive advantages that come with nationwide or regional marketing and advertising.

Patents

         Electric City's business, apart from that of Marino Electric, is substantially dependent on the licensed proprietary electric load reduction technology underlying the EnergySaver. This technology has been patented by Giorgio Reverberi under Italian law but not in the U.S. While a U.S. patent application was filed by Mr. Reverberi in November 1997 and is pending, the Company cannot guarantee that protection under U.S. patent laws will be granted or that, if granted, Electric City will be able to enforce such protection in the event of infringement. In light of technological advances that may be made in products of this type, Electric City regards the value of the protection provided by the patent to be of uncertain duration.

         In addition, Electric City is continually striving to make synergistic enhancements to the EnergySaver technology. Electric City intends to seek patent protection for such technological enhancements to the extent that they are separately patentable. However, the proprietary information may become known to competitors or others may independently develop substantially equivalent or better products that do not infringe on Electric City's property information rights.

Competition

         Although Electric City is not aware of any direct competitors currently offering products comparable to the EnergySaver, competitors are expected to develop or license their own technologies and to begin to offer products that will compete with EnergySaver. Many of these competitors will have greater financial, technical, marketing, customer service and other resources available than Electric City. Electric City anticipates that the principal competitive factors in this emerging industry will be affordable and flexible technology. Electric City intends to aggressively market its products and quickly achieve a significant market share which will help it withstand the entry of future competitors. (See "Marketing.") However, there can be no assurance that Electric City will succeed in this endeavor or will be able to achieve and maintain profitability in the highly-competitive environment for energy management products and services which is likely to develop.

         Marino Electric competes primarily with national suppliers of electrical switchboards such as Siemens and Cutler Hammer, and several local electrical manufacturers in Illinois. Competition in Marino Electric's industry revolves primarily around the price of the product and the time it takes to complete the project. Marino Electric believes that it can generally complete custom projects more quickly than the other national competitors.

Manufacturing

         The Reverberi license agreement provides that the licensee may manufacture its own EnergySaver units. Electric City has begun manufacturing the units at its principal facility in Elk Grove Village, Illinois, with most of the component parts supplied by multiple U.S. manufacturers. Electric City continues to engage in contracting with certain suppliers to arrange additional reliable sources of supply of parts. However, at the present time Electric City is entirely reliant on Electronica Reverberi S.A., which is controlled by Mr. Reverberi, to supply the computer processor component of the EnergySaver. The inability of the Company to obtain components parts from Reverberi at this time would have a material adverse effect upon the Company, its revenue and its profitability. The Company has designed and is developing a new software system that is anticipated to be manufactured locally to overcome this risk. Although Electric City is currently in discussion with a North American source of supply for the computer processor component, the Company cannot guarantee that such efforts will be successful.

        Due to the capabilities and expertise of the personnel obtained from Marino Electric, Electric City plans eventually to enter into arrangements whereby mass production of the EnergySaver would be performed by contract manufacturers and Electric City's facility in Chicago would be used primarily for custom orders and technological improvements to the EnergySaver.

Company Financing

         For information concerning Company financing, see Item 2. Plan of Operation.


Research and Development

         The Company, through the day to day use of EnergySaver and its components, and their use at various testing sites around the country develops modifications and improvements to the product. Total research and development costs charged to operations were $1,923,000.

Employees

         As of June 30, 1999 Electric City had 37 employees, including 17 former employees of Marino Electric. 35 of these employees are employed full-time. Electrical manufacturing employees from Marino Electric are covered by collective bargaining agreements. Electric City considers its relations with its employees to be satisfactory.


Item 2. Plan of Operation

         Electric City is a development stage company that was formed to acquire and commercialize a proprietary device and proprietary software package that reduces the amount of electricity required to power various lighting facilities. Electric City's activities, to date, have included raising capital, developing prototypes, installing test systems at test sites in the U.S. and the limited sale of its EnergySaver system.

         On May 24, 1999, Electric City entered into an agreement to purchase most of the assets of Marino Electric, which is a designer and manufacturer of custom electrical switchgear and panels.

         From December 5, 1997 through April 30, 1999, Electric City has borrowed a total of $1 million from related parties to fund its initial operating expenses. As of July 30, 1999, $500,000 of this amount has been converted into 500,000 shares of common stock and $200,000 remains outstanding and payable on demand. In addition, a total of $98,968 in operating expenses has been paid on behalf of Electric City by principal shareholders. (See "Certain Relationships and Related Transactions.") This amount has been treated as additional paid in capital in the Electric City financial statements as of April 30, 1999.

         In addition, Electric City has raised a total of $1,365,179 in cash and received services with a recorded value of $2,715,899 through private placements of its common stock. Further, Electric City has purchased land and a building for its principal offices with a recorded value of $1,140,000 through the issuance of $800,000 in debt and the issuance of common stock. The mortgage debt bears interest at 8.25% and is payable in monthly principal and interest installments of $6,876 until August 2003, with a final balloon payment of $710,000 due in August 2003.

         From May 1, 1998 through April 30, 1999, Electric City has used cash of $1,724,048 in operating activities, primarily attributable to selling, general and administrative expenses, and used cash of $945,320 in investing activities to purchase property and equipment.

         The agreement for the purchase of Marino Electric assets provided for the issuance of 1,600,000 shares of common stock and the payment of $1,792,000 in cash. The tangible assets acquired consist primarily of equipment and inventory.

         In addition to the cash needed to complete the purchase of Marino Electric assets and implement the planned expansion of Marino Electric from a local to a national company, Electric City currently estimates that additional cash may be needed for possible niche acquisitions within the next 12 months of companies which supply components for the EnergySaver or sell products which are complementary to the marketing and distribution of the EnergySaver. Electric City also expects to hire key management personnel such as a chief financial officer and a chief operating officer within the next twelve months. Only a very small portion of the cash requirements for these items is expected to be satisfied through operating revenues.

         To satisfy its cash requirements, in July 1999 Electric City obtained a one-year line of credit for $500,000 from LaSalle Bank N.A. Amounts drawn on this line of credit bear interest at the prime rate plus 1% and are collateralized by substantially all of the assets of Electric City. Electric
City has borrowed approximately $200,000 against this line of credit. In addition, Electric City is currently seeking to raise up to an additional $9,900,000 through a private placement of up to 2,200,000 shares of its common stock. The net proceeds of this offering are to be used for the purchase of the assets of Marino Electric, to purchase inventory, to repay indebtedness to principal shareholders and for general working capital purposes.

         Although Electric City cannot determine at this time how much cash will be raised in the next 12 months from financing activities, management believes it will be able to raise the additional cash to complete the acquisition of Marino Electric's assets and continue its operations for the next 12 months. Electric City anticipates additional private placements or public offerings of debt or equity securities. Failure of Electric City to raise needed cash would likely have a material adverse effect on Electric City's ability to rapidly establish a significant market share in the emerging electricity load reduction industry which could be critical to the ability of Electric City to compete in the long-term.

Year 2000 Readiness Disclosure

         Computer programs or other embedded technology that have been written using two digits (rather than four) to define the applicable year and that have time-sensitive logic may recognize a date using "00" as the Year 1900 rather than the Year 2000, which could result in widespread miscalculations or system failures. Both information technology systems and non-information technology systems using embedded technology may be affected by the Year 2000. Electric City's EnergySaver is Year 2000 compliant and Electric City believes that its other equipment will not be affected by the Year 2000. Electric City does not utilize any proprietary computer software, but uses a commercially available accounting software program licensed from Intuit. Electric City has been advised that the software it uses is Year 2000 compliant.

         Electric City has not completed its assessment of Year 2000 issues, in particular the process of verification of whether the critical technology systems of distributors, vendors, suppliers and significant customers with which Electric City has material relationships are Year 2000 compliant. Under a worst-case scenario, if Electric City and such third parties are unable to address potential Year 2000 problems in a timely manner, it could result in material financial risk to Electric City, including distributor, supplier and customer delays resulting in delay of revenue and substantial unanticipated costs. Therefore, Electric City plans to devote all resources necessary to resolve anticipated Year 2000 problems which it can control in a timely manner. Electric City does not expect that costs of remediating Year 2000 problems will be material. Electric City does not currently have a Year 2000 contingency plan. Electric City is currently not able to determine whether the Year 2000 will have a material effect on Electric City's financial condition, results of operations or cash flows.

Item 3.  Description of Property.

         Electric City's principal executive offices, as well as manufacturing and warehouse space are contained in a single story building of approximately 16,000 square feet located at 1280 Landmeier Road, Elk Grove Village, IL 60007. Electric City purchased this property in July 1998 in exchange for $800,000 in the form of a first mortgage and the issuance of 340,000 shares of Electric City common stock. The property remains encumbered by first mortgage indebtedness in the amount of $786,887.17 at June 30, 1999. The location is approximately 60% manufacturing and 40% office.

         Electric City's management believes this facility is satisfactory for all of its needs for the foreseeable future and that the property is adequately covered by insurance.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

         The table below sets forth the beneficial ownership as of July 30, 1999 of shares of Electric City's outstanding common stock, $0.0001 par value per share, (i) by all persons known to Electric City to be the beneficial owner of more than 5% of the common stock and (ii) by each member of Electric City's board of directors, Electric City's Named Executive Officer (as defined in Item 6 below) and by all Directors and the Named Executive Officer as a group.

         As of July 30, 1999, there were 26,240,250 shares of common stock issued and outstanding. On July 8, 1999, the Electric City board of directors declared a 2 shares-for-1 share stock split of all of the issued and outstanding shares of common stock as of July 29, 1999.


Name and Address                                      Amount and Nature of
of Beneficial Owner                                   Beneficial Ownership         % of Class*
-------------------                                   --------------------         -----------
Pino, LLC  (1)                                                  11,075,002              42.2%
1280 Landmeier Road
Elk Grove, IL 60006

NCVC L.L.C. (2)                                                  9,124,998              34.8%
7300 N. Lehigh
Niles, IL 60714



Name and Address                                      Amount and Nature of
of Beneficial Owner                                   Beneficial Ownership         % of Class*
-------------------                                   --------------------         -----------

Joseph C. Marino (3)(4)                                         11,433,135 (5)          43.6%
1280 Landmeier Road
Elk Grove, IL 60006

Michael S. Stelter (3)                                             155,000 (6)           0.6%
1280 Landmeier Road
Elk Grove, IL 60006

Kevin P. McEneely (3)                                            9,124,998 (7)(8)       34.8%
7300 N. Lehigh
Niles, IL 60714

Victor L. Conant (3)                                             9,124,998 (7)(9)       34.8%
7300 N. Lehigh
Niles, IL 60714

Nikolas Konstant                                                 9,124,998 (7)          34.8%
7300 N. Lehigh
Niles, IL 60714


All Directors and Named Executive Officer as a group            20,723,133              79.0%
(4 persons)
-----------------------------

* Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, regarding the determination of beneficial owners of securities, includes as beneficial owners of securities, among others, any person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power and/or investment power with respect to such securities; and, any person who has the right to acquire beneficial ownership of such security within sixty days through a means, including, but not limited to, the exercise of any option, warrant, right or conversion of a security. Any securities not outstanding that are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

(1) Pino, LLC is an entity in which Joseph Marino holds a 70% membership interest and Michael Stelter holds a 10% membership interest.
(2) NCVC L.L.C. is an entity with which Kevin P. McEneely and Victor L. Conant, directors of Electric City, and Nikolas Konstant, an affiliate of Electric City, are affiliated and who may be deemed beneficial owners of the Electric City common stock held by NCVC L.L.C.
(3)      Member of the Board of Directors.



                                       12



(4)      Named Executive Officer.
(5) Consists of all 11,075,002 shares held of record by Pino, LLC, 328,133 shares held directly by Mr. Marino and 40,000 shares held by Mr. Marino's son.
(6) Consists of 155,000 shares held of record by Mr. Stelter. Since Mr. Stelter owns only a 10% membership interest in Pino, LLC and thus is not able to control Pino, no shares held of record by Pino have been attributed to Mr. Stelter. All shares held of record by Pino have been attributed to Mr. Marino, who holds a controlling 70% membership interest in Pino.
(7) Consists of 9,124,998 shares held of record by NCVC L.L.C. which is controlled by Messrs. Conant, McEneely and Konstant. Such shares are deemed to be beneficially owned by each of these individuals.
(8) Mr. McEneely disclaims beneficial ownership of an aggregate of 448,846 shares held by Patrick McEneely and Ryan McEneely, his adult children.
(9) Mr. Conant disclaims beneficial ownership of an aggregate of 470,748 shares held in trust for Carson Conant and Chappell Conant, his adult children.

         As of July 30, 1999, Pino, LLC and NCVC L.L.C. each held options to acquire 2,000,000 shares of Electric City common stock at an exercise price of $1.10 per share. These options become exercisable on January 2, 2000 and expire in June 2008. Effective January 4, 1999, Electric City granted to Joseph Marino an option to acquire up to 900,000 shares at an exercise price of $1.75 per share. This option becomes exercisable in pro rata installments at the end of each of the first four years after the date of grant and expires in December 31, 2008.

         In January 1999, certain employees were granted options to purchase 304,000 shares of common stock at an exercise price ranging from $1.75 to $3.50. 150,000 options vested upon the signing of the option agreements and 154,000 will vest in fiscal 2000. In addition, as of July 30, 1999 there were outstanding warrants to purchase 200,000 shares of Electric City common stock at an exercise price of $2.00 per share. Further, in April 1999 Electric City entered into a contract with John Prinz & Associates LLC whereby Electric City may issue up to 340,000 shares of common stock to Prinz upon the completion of certain services for Electric City. Through July 30, 1999, 80,000 shares had been issued to Prinz See "Recent Sales of Unregistered Securities."

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

         The directors and executive officers of Electric City are as follows:


       Name                  Age         Positions Held With Company
---------------------        ---        ----------------------------------------

Joseph C. Marino              44        Chief Executive Officer and Chairman of
                                        the Board of Directors  and a Director

Kevin P. McEneely             51        Senior Executive Vice President,
                                        Chief Operating Officer,
                                        Secretary and a Director

Michael S. Stelter            42        Vice President of Sales and a Director

Victor L. Conant              52        Director
------------------------------

         All directors of Electric City are elected annually unless no annual shareholders' meeting is held, in which event the Directors serve until their successors have been elected and qualified. There is no limit on the number of one-year terms which a Director may serve. Officers of Electric City serve at the discretion of the Board of Directors.

         There are no family relationships among directors or executive officers of Electric City.

         Additional information concerning each director and executive officer of Electric City follows:

         Joseph C. Marino is a co-founder of Electric City and has served as Chief Executive Officer of Electric City since its organization as a limited liability company in December 1997 and as Chairman of the Board of Directors of Electric City since its incorporation in June 1998. Mr. Marino also serves as President of Marino Electric, a position he has held since his founding of Marino Electric in 1986. Marino Electric is an electrical manufacturing company which is wholly owned by Mr. Marino.

         Kevin P. McEneely is a co-founder of Electric City and has served as Senior Executive Vice President and Chief Operating Officer of Electric City since its organization in December 1997, and as a director of Electric City since its incorporation in June 1998. Mr. McEneely is also an Executive Vice President of Nightingale-Conant Corporation, a position which he has held since 1985. Nightingale-Conant Corporation is a publisher and marketer of audio and video self-improvement materials.

         Michael S. Stelter is a co-founder of Electric City and has served as Vice President of Sales since its organization in December 1997 and as a director of Electric City since its incorporation in June 1998. Mr. Stelter also serves as Vice President of Marino Electric, a position which he has held since 1987.

         Victor L. Conant is a co-founder of Electric City and has served as a director of Electric City since its incorporation in June 1998. Mr. Conant is also President and Chief Executive Officer of Nightingale-Conant Corporation, a position which he has held since 1986.

Promoter and Control Person

         Nikolas Konstant is a co-founder of Electric City. Mr. Konstant is also the Managing Member of DYDX LLC, a private investment company. DYDX is a special limited partner of the Catterton Simon LLP, a venture capital fund ("CSP III").

Item 6. Executive Compensation.

Summary Compensation Table

         The following table summarizes the total compensation awarded or paid by Electric City to Electric City's Chief Executive Officer for the fiscal year ended April 30, 1999, Electric City's first completed fiscal year. No other executive officer of Electric City had a total annual salary and bonus in excess of $100,000 for fiscal 1999. Accordingly, Electric City's Chief Executive Officer is the only Named Executive Officer of Electric City under SEC rules.


                Annual Compensation                                                    Long Term Compensation
---------------------------------------------------------------------    ---------------------------------------------------------


                                                                            Awards                      Payouts
                                                                            ------                      -------
  Name and Principal   Fiscal                                            Restricted
                               Salary ($)  Bonus ($)   Other Annual        Stock                         LTIP          All Other
       Position        Year    ----------  ---------   Compensation ($)   Award(s) ($)  Options (#)     Payouts ($)  Compensation($)
       --------        ----                            ---------------   ------------   -----------     ----------   --------------

Joseph C. Marino,      1999     $60,000(1)   $0             $0                $0        2,700,000(2)        $0           $0
Chief Executive
Officer


---------------------------------

(1) In connection with Electric City's initial formation as a limited liability company, Mr. Marino agreed to an initial salary of $60,000 per year until Electric City obtained sales levels in excess of $1,000,000, at which time his annual salary was to be increased to $150,000. Effective January 1, 1999, Electric City and Mr. Marino entered into a 3-year employment agreement which provides for an annual salary of $225,000.
(2) Effective July 31, 1998, Electric City granted to Pino LLC a 10-year option to acquire up to 2,000,000 shares of common stock at an exercise price of $1.10 per share. This option becomes exercisable on January 2, 2000. Mr. Marino owns a 70% membership interest in Pino, LLC. Effective January 4, 1999, Electric City granted to Joseph Marino an option to acquire up to 900,000 shares at an exercise price of $1.75 per share. This option becomes exercisable in pro rata installments at the end of each of the first four years after the date of grant and expires in December, 2008.

Compensation of Other Executive Officers and Directors

         There are no standard or other compensation arrangements for directors of Electric City for their services as such, including service on committees or special assignments, except for the standard reimbursement of expenses for attendance at board of directors meetings.

Option Exercises and Values

                      Option/SAR Grants in Last Fiscal Year
                      -------------------------------------

(Individual Grants)

                                                     Percent of total
                          Number of Securities    options/SARS granted
                        Underlying Options/SARS      to employees in      Exercise or base
 Name                        granted (#)              fiscal year          price ($/Sh)        Expiration Date
 ----                        -----------              -----------          ------------        ---------------

Joseph C. Marino                1,400,000                 35% (1)            $1.10/Sh             06/25/2008

Joseph C. Marino                  900,000                 18% (2)            $1.75/Sh             12/31/2008





                                       15



(1) Mr. Marino owns a 70% membership interest in Pino, LLC, to which an option to acquire up to 2,000,000 shares of common stock was issued in 1998. Michael Stelter owns a 10% membership interest in Pino, LLC.
(2) Effective January 4, 1999, Electric City granted to Joseph C. Marino an option to acquire up to 900,000 shares at an exercise price of $1.75 per share. This option becomes exercisable in prorata installments at the end of each of the first four years after the date of grant and expires in December, 2008.


                Aggregate Option/SAR Exercise in Last Fiscal Year
                          And FY-End Option/SAR Values


                                                                                                 Value of unexercised
                                                               Number of unexercised      in-the-money options/SARS
                        Shares acquired on       Value       options/SARS at FY-end(#)          at FY-end ($)
Name                       exercise (#)      realized ($)    exercisable/unexercisable    exercisable/unexercisable
----                       ------------      ------------    -------------------------    -------------------------

Joseph C. Marino                     -              -                0/1,400,000                0/$ 2,660,000 (1)

Joseph C. Marino                     -              -                0/900,000                  0/$ 1,125,000 (2)

(1) Based on the difference between the $1.10 per share exercise price and the closing bid quotation for Electric City common stock on the OTC Bulletin Board for April 30, 1999 of $3.00 per share (post split).

(2) Based on the difference between the $1.75 per share exercise price and the closing bid quotation for Electric City common stock on the OTC Bulletin Board for April 30, 1999 of $3.00 per share (post split).

Long-Term Incentive Plans

         The Company has no long-term incentive plans.

Employment Contracts

         Effective January 1, 1999, Electric City and Mr. Marino entered into a 3-year employment agreement which provides for an annual salary of $225,000.

Item 7. Certain Relationships and Related Transactions.

         On February 4, 1998, in connection with the organization of Electric City, Joseph C. Marino and NCVC, L.L.C. entered into an operating agreement, which was amended on May 26, 1998, which commenced the operation of Electric City as a limited liability company. Under the operating agreement, NCVC agreed to loan Electric City $500,000 to meet operating cash needs of Electric City and to secure a letter of credit with a financial institution for $500,000. In exchange Joseph C. Marino sublicensed his rights under the Reverberi license agreement to Electric City. No value was accorded for the sublicense or the securing of the letter of credit. Of the total of $500,000 transferred to Electric City, $374,000 was transferred through May 31, 1998, with the remaining $126,000 loaned to Electric City in July 1998. The letter of credit was retired by the payment by NCVC of $250,000 to Mr. Marino. Upon completion of this transaction, each of Mr. Marino and NCVC will have a further obligation to loan Electric City up to $250,000 on an as-needed basis. As of April 30, 1999, outstanding debt under this arrangement totaled $500,000. As of July 30, 1999, outstanding debt under this arrangement totaled $200,000. These loans bear interest of 9% and are payable on demand. Accrued interest on this debt was approximately $16,000 at July 30, 1999.

         Under the operating agreement, NCVC agreed to loan up to $500,000 to Electric City to meet its cash needs prior to a private placement offering in June 1998. The loans, which represented convertible debt, bore no interest, and were converted to 500,000 shares of Electric City common stock upon completion of the private placement.

         During the period from December 5, 1997 (date of inception) through April 30, 1999, Electric City paid approximately $165,000 to Marino Electric for goods purchased and services rendered. Marino Electric is wholly owned by Mr. Marino. Further, since January 1, 1999 Electric City has allowed Marino Electric to use portions of Electric City's building without charge.

         Effective May 24, 1999, Electric City entered into an agreement to acquire most of the assets of Marino Electric for a purchase price of $3,392,000 consisting of $1,792,000 in cash and 1,600,000 shares of Electric City common stock.

         Mr. Marino has transferred to Global Energy Ventures, an entity owned on a 50%-50% basis by Pino, LLC and NCVC L.L.C., his rights under the Reverberi license agreement to sell EnergySaver in Canada, Mexico, and portions of South America. Mr. Marino controls Pino, LLC and NCVC L.L.C. is an entity with which Kevin P. McEneely, Victor L. Conant and Nikolas Konstant are affiliated. Global Energy Ventures has not commenced operations.

Item 8.  Description of Securities.

         Electric City Corp. is authorized under its certificate of incorporation to issue 60,000,000 shares of $.0001 par value common stock and 5,000,000 shares of preferred stock, par value $.01 per share. All of the common shares are entitled to one vote on any matter brought before the shareholders including the election of directors. The preferred stock may be issued in series and the board of directors is specifically vested with the authority to establish and designate series of preferred and fix rights, preferences, privileges and restrictions of any series of the preferred stock, including without limitation, those relating to any dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and sinking fund terms.

         Electric City common stock has been subject to the "penny stock" rules under the Securities Exchange Act of 1934, which cover any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Any broker engaging in a transaction in a penny stock is required to provide any customer with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market values of penny stocks held in the customer's accounts. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. Certain brokers are less willing to engage in transactions involving penny stocks as a result of the additional disclosure requirements described above. If the per share market price of Electric City common stock falls below $5.00, the penny stock rules may make it more difficult for holders of Electric City common stock to dispose of their shares.



                                     PART II

Item 1.       Market for Common Equity and Related Stockholder Matters.

Market Information

         Electric City common stock has been quoted on the OTC Bulletin Board under the symbol "ECCC" since August 14, 1998. The following table sets forth the range of high and low closing per share bid quotations for Electric City common stock for each fiscal quarter since August 14, 1998. Such prices are reported by the OTC Bulletin Board inter-dealer quotation system and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. These amounts are from trading days prior to the 2-for-1 share stock dividend of all outstanding shares of common stock effective July 30, 1999.


    Fiscal Quarter                       High            Low
    --------------                       ----            ---

    Fiscal Year 1999
     Quarter Ended 10/31/98(1)          $3.438          $.875

     Quarter Ended 1/31/99              $2.938         $1.125

     Quarter Ended 4/30/99
                                        $3.905         $1.625

    Fiscal Year 2000                    $14.84          $2.25
    Quarter Ended 7/31/99

(1)      Since August 14, 1998.

         The closing quotation for Electric City common stock on the OTC Bulletin Board on July 30, 1999 was $8.56 per share. Electric City intends to apply for the listing of its common stock on the Nasdaq SmallCap Market when as it meets the requirements for such listing. However, Electric City cannot provide assurance that its application will be approved. The requirements that Electric City must meet include the registration of its common stock with the SEC under the Securities Exchange Act of 1934, a per share market price of $4.00, $4,000,000 in net tangible assets, 3 registered and active market makers and 300 round lot (100 shares or more) shareholders.

         Electric City has never paid a cash dividend with respect to its common stock and does not anticipate paying cash dividends on its common stock in the foreseeable future.

         As of June 30, 1999 there were approximately 450 holders of record of Electric City common stock not including those shares beneficially held in brokerage accounts.

Item 2.       Legal Proceedings.

         Neither Electric City nor any of its properties are the subject of any pending legal proceeding, nor is Electric City aware of any contemplated legal proceeding involving Electric City or its property.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

         Not applicable.

Item 4.       Recent Sales of Unregistered Securities.

         Since  its  inception  on  December  5,  1997,  Electric  City has sold securities in the transactions described below without registering the securities under the Securities Act of 1933. Except as otherwise indicated, no underwriter or sales or placement agent was involved in the transactions.

         (1) In February 1998, initial membership interests in Electric City L.L.C. were issued to Joseph Marino and NCVC L.L.C. in exchange for the sublicense of Mr. Marino's rights under his license agreement with Giorgio Reverberi to the technology underlying the EnergySaver and an agreement by NCVC L.L.C. to make capital contributions of up to $500,000 and to cause the issuance of a $500,000 irrevocable standby letter of credit in favor of Mr. Reverberi. Such limited liability company membership interests were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. Mr. Marino subsequently transferred his membership interests to Pino, LLC. These interests were converted into an aggregate of 20,000,000 shares of common stock upon the conversion of Electric City to a corporation by the merger of Electric City L.L.C. into Electric City Corp.

         (2) In June 1998, Electric City issued an aggregate of 1,200,272 shares of common stock valued at $0.00 to the approximately 330 shareholders of Pice Products Corporation, an inactive company with minimal assets, pursuant to a merger agreement under which Pice Products was merged with and into Electric City. Such shares were issued in reliance upon the exemption from registration provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933.

         (3) In June 1998, Electric City concluded a private placement under which it issued an aggregate of 940,000 shares of common stock to 47 persons in exchange for an aggregate of $440,000 in cash and the conversion of Electric City's indebtedness to NCVC L.L.C. in the amount of $500,000. Such shares were issued in reliance upon the exemption from registration provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933.

         (4) In July 1998, Electric City granted to Pino, LLC and NCVC L.L.C. 10-year options to acquire up to an aggregate of 4,000,000 shares of common stock at an exercise price of $1.10 per share. These options become exercisable on January 2, 2000. The options were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

         (5) In September 1998, Electric City issued an aggregate of 340,000 shares of common stock to Giovanni and Maria Gullo, Anthony and Rebecca Petropoulos, and James and Rosanne Spanola pursuant to a Real Estate Sales Contract dated July 3, 1998, under which Electric City acquired real estate for its new headquarters. The total purchase price for the property was $1,140,000 of which $800,000 was paid through issuing a mortgage at the closing and the balance of $340,000 was paid pursuant to the issuance of 340,000 shares of common stock. Such shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

         (6) On January 18, 1999, Electric City entered into a six-month consulting agreement with 1252996 Ontario Limited (d/b/a The Stockpage) under which Electric City issued in April 1999 an aggregate of 200,000 shares of common stock and warrants to purchase 200,000 shares of common stock at an exercise price of $2.00 per share, in exchange for investor relations services through the Internet. Under the agreement, Electric City is to commence registration of the 200,000 shares of issued common stock within six months from the date of the agreement, if it is legally able to do so. Electric City has not commenced such registration. The shares of common stock and the warrants were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

         (7) In February and March 1999, Electric City issued 911,978 shares of common stock in exchange for $938,202. Such shares were issued in reliance upon the exemption from registration provided by Regulation D and Section 4(2) promulgated under the Securities Act of 1933.

         (8) In April 1999, Electric City issued an aggregate of 996,000 shares of common stock to TJ Riley and Associates (Tom Riley), Giorgio Reverberi, Giuseppe Tagliati, The Stockpage and Richard Levy in exchange for consulting services rendered. Such shares were issued in reliance upon the exception from registration provided by Rule 4(2) of the Securities Act of 1933.

         (9) In April 1999, Electric City entered into a consulting agreement for an initial six-month period with John Prinz & Associates LLC. Under the agreement, Prinz was to provide financial and promotional consulting services for Electric City. The agreement provides that in exchange for such services Prinz was to receive:

                  o 50,000 shares of Electric City common stock if Electric City agrees to work with a market maker for Electric City common stock introduced by Prinz, and

                  o up to an additional 120,000 shares of Electric City common stock and certain other fees upon the completion of certain other services by Prinz on behalf of Electric City.

         The agreement also provides that all shares of Electric City common stock issued under the agreement will have piggyback registration rights with respect to any registration statement filed by Electric City with the SEC.

         In May, 1999, Electric City issued 80,000 shares of common stock to Prinz under this agreement. The shares of Electric City common stock issued under the agreement were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. Prinz Capital is required to perform additional services to receive the additional shares, which may not be required by the Company.

         (10) In May 1999, Electric City issued 1,600,000 shares of common stock to Joseph Marino in connection with the acquisition of certain assets of Marino Electric for the purchase price of $3,392,000 consisting of $1,792,000 in cash and 1,600,000 shares of the Electric City common stock. Such shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

         (11) The Company is presently attempting to sell 2.2 million shares of its common stock on a best efforts basis pursuant to a confidential private placement memorandum. Such shares will be issued in reliance upon the exemption from registration provided by Rule 506 0f Regulation D of the Securities Act of 1933.

         The facts relied upon to make the exemption from registration provided by Section 4(2) of the Securities Act of 1933 (the "Act") available for the sale of securities discussed in paragraphs 6, 7, 8, 9 and 10 were the limited number of purchasers, the sophistication or accreditation of the purchasers, their access to material information, the information furnished to them by Electric City, the absence of any general solicitation or advertising, and restrictions on transfer of the securities issued to them as indicated by a legend on the certificates representing such securities.

Item 5.       Indemnification of Directors and Officers.

         Electric City's certificate of incorporation and bylaws provide that Electric City may indemnify officers and directors of Electric City or as permitted by Delaware law. Electric City has not as of the date of this registration statement purchased directors and officers liability insurance, however it may do so in the future.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Disclosure Regarding Forward-Looking Statements

This Registration Statement includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, included in this
Registration Statement that address activities, events or developments that Electric City Corp. (the "Company" or "Electric City") expects, believes or anticipates will or may occur in the future, future capital costs, the size of various markets, market share, repayment of debt, business strategies, expansion and growth of the Company's operations, Year 2000 issues and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, general economic and business conditions, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. You are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Item 15.      Financial Statements and Exhibits

(a)      Index to Financial Statements

Electric City Corp.
-------------------

      F-1           Report of Independent Certified Public Accountants

      F-2 - F-3     Balance Sheet as of April 30, 1999

      F-4           Statement of Operations for the year ended April 30, 1999

      F-5           Statement of  Stockholders'  Equity for the year ended April
                    30, 1999

      F-6           Statement of Cash Flows for the year ended April 30, 1999

      F-8 - F-19    Notes to Financial Statements


Marino Electric Inc.
--------------------

      F-20          Report of Independent Certified Public Accountants

      F-21 - F-22   Balance  Sheet as of  December  31, 1998 and as of April 30,
                    1999 (Unaudited)

      F-23 Statement of Income and Retained Earnings for the year ended December 31, 1998 and the four months ended April 30, 1998 and 1999 (Unaudited)

      F-24          Statement of Cash Flows for the year ended December 31, 1998
                    and  the  four   months   ended  April  30,  1998  and  1999
                    (Unaudited)

      F-25 - F-27   Notes to Financial Statements


Pro Forma Information
---------------------

      F-28          Pro Forma Financial Statements

      F-29          Unaudited Pro Forma Balance  Sheet as of  April 30, 1999

      F-30 Unaudited Pro Forma Statement of Operations for the year ended April 30, 1999

      F-31          Notes to Unaudited Pro Forma Financial Statements







                                    PART III

Exhibit Index

Exhibit
Number
------

2.1 Agreement and Plan of Merger dated June 5, 1998 between the Company and Pice Products Corporation

3.1      Certificate of Incorporation

3.2      Bylaws

10.1 Sales, Distribution and Patent License Agreement dated January 1, 1998 between Giorgio Reverberi and Joseph C. Marino

10.2     Sublicense Agreement dated June 24, 1998 between the Company and Joseph
         C. Marino

10.3 Employment Agreement dated as of January 1, 1999 between the Company and Joseph C. Marino

10.4 Real Estate Sales Contract dated July 3, 1998 between the Company and the Giovanni Gullo and Mario Gullo Family Limited Partnership

10.5 Asset Purchase Agreement dated May 24, 1999 between the Company and Marino Electric, Inc.

10.6 Distribution Agreement dated September 7, 1999 between the Company and Electric City of Illinois LLC

27.1     Financial Data Schedule as of April 30, 1999

99.2     Marino Electric Financial Statements
------------------------
 .



                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 9th day of September, 1999.


                                             ELECTRIC CITY CORP.


Date: September 9, 1999                     By:/s/Joseph C, Marino
                                               ----------------------------
                                                Joseph C. Marino
                                                Chief Executive Officer

                                TABLE OF CONTENTS


PART I                                                                        2


Items 1.    Description of Business                                           2


   Electric City History and Recent Developments                              2

   Business of Marino Electric                                                4

   Product -The EnergySaver                                                   4

   The Market Opportunity                                                     5

   Sales and Distribution                                                     6

   Marketing                                                                  7

   Licenses and Trademarks                                                    7

   Patents                                                                    7

   Competition                                                                8

   Manufacturing                                                              8

   Company Financing                                                          9

   Employees                                                                  9

Item 2.  Plan of Operation                                                    9


   Year 2000 Readiness Disclosure                                            10

Item 3.  Description of Property                                             11


Item 4. Security Ownership of Certain Beneficial Owners and Management.      11


Item 5.  Directors, Executive Officers, Promoters and Control Persons        13


   Promoter and Control Person                                               14

Item 6. Executive Compensation                                               15

   Summary Compensation Table                                                15

   Compensation of Other Executive Officers and Directors                    15

   Option Exercises and Values                                               15

   Long-Term Incentive Plans                                                 16

   Employment Contracts                                                      16

Item 7. Certain Relationships and Related Transactions                       17


Item 8.  Description of Securities                                           17


PART II                                                                      18


Item 1.     Market for Common Equity and Related Stockholder Matters.        18


   Market Information                                                        18

Item 2.     Legal Proceedings                                                19


Item 3.     Changes in and Disagreements with
             Accountants on Accounting and Financial Disclosure              19


Item 4.     Recent Sales of Unregistered Securities                          19


Item 5.     Indemnification of Directors and Officers                        21


Disclosure Regarding Forward-Looking Statements                              22

Item 15.    Financial Statements and Exhibits                                23

Financial Statements                                                         23

   Index to Financial Statements                                             23

PART III                                                                     23

   Exhibit Index                                                             23

SIGNATURES                                                                   24

Independent Auditors' Report


Electric City Corporation
   (A Development Stage Company)


We have audited the accompanying balance sheet of Electric City Corporation (a development stage company) as of April 30, 1999 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electric City Corporation (a development stage company) at April 30, 1999, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.




Chicago, Illinois
June 16, 1999

                                                       Electric City Corporation
                                                   (A Development Stage Company)


                                                                   Balance Sheet



April 30,                                                               1999
-------------------------------------------------------------------------------

Assets

Current Assets
     Cash and equivalents                                       $    484,162
     Accounts receivable                                             118,272
     Inventories (Note 3)                                            459,882
     Prepaid expenses (Note 11(d))                                   213,332
-------------------------------------------------------------------------------

Total Current Assets                                               1,275,648
-------------------------------------------------------------------------------

Net Property and Equipment (Notes 4, 8 and 11(e))                  1,254,967
-------------------------------------------------------------------------------







                                                                $  2,530,615
===============================================================================





                                  See accompanying notes to financial statements

                                                       Electric City Corporation
                                                   (A Development Stage Company)


                                                                   Balance Sheet



April 30,                                                               1999
-------------------------------------------------------------------------------

Liabilities and Stockholders' Equity

Current Liabilities
     Notes payable to stockholders (Note 5)                     $   500,000
     Current portion of long-term debt (Note 8)                      18,112
     Accounts payable                                               184,160
     Accrued expenses (Note 7)                                       98,172
------------------------------------------------------------------------------

Total Current Liabilities                                           800,444
------------------------------------------------------------------------------

Long-Term Debt, less current portion (Note 8)                       770,239
------------------------------------------------------------------------------

Commitments (Note 10)

Stockholders' Equity (Notes 6, 11 and 13)
     Preferred stock, $.01 par value;
       5,000,000 shares authorized                                        -
     Common stock, $.0001 par value;
         30,000,000 shares authorized,
         12,194,125 issued and outstanding                            1,219
     Additional paid-in capital                                   4,898,465
     Deficit accumulated during the development stage            (3,939,752)
------------------------------------------------------------------------------

Total Stockholders' Equity                                          959,932
------------------------------------------------------------------------------

                                                                $  2,530,615
==============================================================================

                                  See accompanying notes to financial statements

                                                       Electric City Corporation
                                                   (A Development Stage Company)

                                                         Statement of Operations





Year ended April 30,                                                    1999
-------------------------------------------------------------------------------

Revenue                                                        $     208,473
-------------------------------------------------------------------------------

Expenses
     Cost of sales                                                   135,000
     Selling, general and administrative                           4,083,028
-------------------------------------------------------------------------------

Total                                                              4,218,028
-------------------------------------------------------------------------------

Operating Loss                                                    (4,009,555)
-------------------------------------------------------------------------------

Other Income (Expense)
     Interest income                                                   9,054
     Interest expense                                                (59,613)
-------------------------------------------------------------------------------

Total other expense                                                  (50,559)
-------------------------------------------------------------------------------

Net Loss                                                       $  (4,060,114)
===============================================================================

Basic and Diluted Loss Per Common Share                        $       (0.36)
===============================================================================

Weighted Average Common Shares Outstanding                        11,178,937
===============================================================================



                                  See accompanying notes to financial statements

                                                       Electric City Corporation
                                                   (A Development Stage Company)

                                               Statement of Stockholders' Equity





Year ended April 30, 1999
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Deficit          Total
                                                                                                        Accumulated       Members'
                                                                                          Additional     During the    Deficit and
                                                                  Member        Common       Paid-in    Development   Stockholders'
                                                   Shares        Capital         Stock       Capital         Stage         Equity
----------------------------------------------------------------------------------------------------------------------------------
Expenses paid on behalf
  of the L.L.C                                       --     $     18,679   $      --     $      --      $      --      $    18,679

Issuance of common stock
  for merger into Company                      10,000,000        (18,679)        1,000        17,679           --             --

Acquisition of Pice Products
  Corporation (Note 11)                           600,136           --              60           (60)          --             --

Conversion of convertible debt (Note 11)          250,000           --              25       499,975           --          500,000

Issuance of shares for cash (net of
  offering costs of $13,023) (Note 11)            675,989           --              68     1,365,111           --        1,365,179

Issuance of shares for purchase of
  land and building (Note 11)                     170,000           --              17       339,983           --          340,000

Issuance of shares and warrants
  in exchange for services received
     (Note 11)                                    498,000           --              49     2,715,850           --        2,715,899

Net loss for the year ended April 30, 1999           --             --            --            --       (4,060,114)    (4,060,114)

Net loss of LLC prior to becoming a corporation      --             --            --        (120,362)       120,362           --

Expenses paid on behalf of the Company               --             --            --          80,289           --           80,289
----------------------------------------------------------------------------------------------------------------------------------

Balance, April 30, 1999                        12,194,125   $       --     $     1,219   $ 4,898,465    $(3,939,752)   $   959,932
==================================================================================================================================



                                  See accompanying notes to financial statements

                                                       Electric City Corporation
                                                   (A Development Stage Company)

                                                         Statement of Cash Flows





Year ended April 30,                                                  1999
-------------------------------------------------------------------------------

Cash Flows From Operating Activities
     Net loss                                              $     (4,060,114)
     Adjustments to reconcile net loss to
       net cash used in operating activities
         Depreciation and amortization                               30,353
         Issuance of shares and warrants in
           exchange for services rendered                         2,502,567
         Expenses paid on behalf of company                          98,968
         Changes in assets and liabilities
              Accounts receivable                                  (118,272)
              Inventories                                          (459,882)
              Accounts payable                                      184,160
              Accrued liabilities                                    98,172
------------------------------------------------------------------------------

Net cash used in operating activities                            (1,724,048)
------------------------------------------------------------------------------

Cash Flows Used in Investing Activities
     Purchase of property and equipment                            (945,320)
------------------------------------------------------------------------------

Cash Flows Provided by Financing Activities
     Proceeds from long-term debt                                   800,000
     Payments on long-term debt                                     (11,649)
     Proceeds from stock issuance                                 1,365,179
     Proceeds from loan from stockholders                         1,000,000
------------------------------------------------------------------------------

Net cash provided by financing activities                         3,153,530
------------------------------------------------------------------------------

Net Increase in Cash and Cash Equivalents                           484,162

Cash and Cash Equivalents, at beginning of year                           -
------------------------------------------------------------------------------

Cash and Cash Equivalents, at end of year                  $        484,162
==============================================================================


                                  See accompanying notes to financial statements

                                                       Electric City Corporation
                                                   (A Development Stage Company)

                                                         Statement of Cash Flows





Year ended April 30,                                                     1999
-------------------------------------------------------------------------------

Supplemental Disclosures of Cash Flow Information
     Stock issued in exchange for conversion
       of loan from stockholders                              $        500,000
     Stock issued as partial payment
       for land and building                                           340,000
     Stock and warrants issued in exchange
       for services received                                         2,715,899
     Cash paid for interest                                             44,000

































                                  See accompanying notes to financial statements

                                                       Electric City Corporation
                                                   (A Development Stage Company)

                                                   Notes to Financial Statements





1.      Organization and           Electric  City  (the  "Company")  was  formed
        Nature of Business         as  a  limited  liability  company  (Electric
                                   City, L.L.C.) on December 5, 1997 to  acquire
                                   and  commercialize  application of a patented
                                   technology   that   reduces   the  amount  of
                                   electricity   required   to   power   various
                                   lighting   facilities   such  as   commercial
                                   buildings,    factories    and    residential
                                   structures. On February 4, 1998, an Operating
                                   Agreement ("Operating Agreement") was entered
                                   into  between  Electric  City,  L.L.C.'s  two
                                   members,  Joseph C. Marino,  who subsequently
                                   assigned   his   interest  to  Pino,   L.L.C.
                                   ("Pino") and NCVC, L.L.C. ("NCVC"),  pursuant
                                   to  which  Electric  City,   L.L.C.   was  to
                                   actively market this technology in the United
                                   States.  Prior  to May 1,  1998,  the LLC was
                                   inactive.   The   Operating   Agreement   was
                                   subsequently amended on May 26, 1998. On June
                                   5, 1998,  Electric City,  L.L.C.  merged with
                                   Electric   City   Corporation,   a   Delaware
                                   corporation.   As  a  result,  Electric  City
                                   Corporation will distribute, manufacture and sell an energy management saving system in the United States under an exclusive license agreement (Note 8).

                                   The Company's activities to date have included raising capital, developing prototypes, installing test systems at test sites in the United States and the limited sales of systems.


2.      Summary of Significant
        Accounting Policies

        Cash and Cash              The   Company   considers    highly    liquid
        Equivalents                investments with a maturity of  three  months
                                   or  less   when   purchased   to    be   cash
                                   equivalents.

        Inventories                Inventories are stated at the lower  of  FIFO
                                   cost or market.

        Property and               Property  and  equipment are stated  at cost.
        Equipment                  For financial reporting purposes depreciation
                                   is computed over the estimated useful lives of the assets by the straight-line method over the following lives.

                                   Buildings                      39 years
                                   Computer equipment              3 years
                                   Furniture                       5 years
                                   Shop equipment                  7 years

                                                       Electric City Corporation
                                                   (A Development Stage Company)

                                                   Notes to Financial Statements





        Revenue Recognition Revenue is recognized upon transfer of ownership. Service revenue is recognized at the time the related services are provided.

        Research and Development   Research and development costs are charged to
        Costs                      operations  when incurred and are included in
                                   selling, general and administrative expenses.
                                   Total research and development costs charged to operations were $1,923,000.

        Marketing and Promotional  Marketing and  promotional  costs incurred by
        Costs                      the Company are expensed as incurred.

        Organizational Costs       The  Company  incurred  organizational  costs
                                   upon incorporation of both Electric City, L.L.C. and Electric City Corp. These costs consisted of legal and filing costs for the entities and were expensed as incurred, in accordance with (AICPA) Statement of Position
                                   98-5,  "Reporting  on the  Costs of  Start-Up
                                   Activities."

        Income Taxes               Income  taxes  are  accounted  for  under the
                                   asset and liability  method.  Deferred income
                                   taxes are recognized for the tax consequences
                                   in future  years of  differences  between the
                                   tax basis of assets and liabilities and their
                                   financial  reporting amounts at each year end
                                   based on enacted tax laws and  statutory  tax
                                   rates  applicable to the periods in which the
                                   differences  are  expected to affect  taxable
                                   earnings.     Valuation     allowances    are
                                   established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

        Use of Estimates           The  preparation  of financial  statements in
                                   conformity with generally accepted accounting
                                   principles   requires   management   to  make
                                   estimates  and  assumptions  that  affect the
                                   reported  amounts of assets  and  liabilities
                                   and  disclosure  of  contingent   assets  and
                                   liabilities  at the  date  of  the  financial
                                   statements   and  the  reported   amounts  of
                                   revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Net Loss Per Share         The  Company  computes  loss per share  under
                                   Statement  of Financial  Accounting  Standard
                                   No. 128 "Earnings  Per Share".  The statement
                                   requires  presentation of two amounts,  basic
                                   and  diluted  loss per share.  Basic loss per
                                   share is computed by dividing loss  available
                                   to  common   stockholders   by  the  weighted
                                   average common shares  outstanding.  Dilutive
                                   earnings  per share would  include all common
                                   stock   equivalents.   The  Company  has  not
                                   included the outstanding  options or warrants
                                   as  common  stock  equivalents   because  the
                                   effect would be antidilutive.

                                   The members' capital was converted into 10,000,000 shares of common stock at the merger date. The shares have been treated as if they have been outstanding since inception for purposes of computing net loss per share.

        Recent Accounting          In  April  1998,  the  Accounting   Standards
        Pronouncements             Executive   Committee   issued  Statement  of
                                   Position ("SOP") 98-5 "Reporting on the Costs of Start-up Activities." The SOP requires that all costs of start-up activities should be expensed as incurred. The SOP is effective for years beginning after December 15, 1998.
                                   The Company early adopted this SOP.

                                   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards for derivative instruments and for hedging contracts. This standard is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. When the Company adopts this statement, it is not expected to have a material impact on the Company's financial statements or their presentation.


3.      Inventories Inventories consist of the following:

                                  April 30,                              1999
                                  ----------------------------------------------

                                  Raw materials                   $   117,850
                                  Work in process                      75,978
                                  Finished goods                      266,054
                                  ----------------------------------------------

                                                                  $   459,882
                                  ==============================================

4.      Property  and             Property and equipment at  April 30, 1999  are
        Equipment                 summarized as follows:


                                  ----------------------------------------------

                                  Land                             $   205,000
                                  Building                             935,000
                                  Furniture                             54,588
                                  Computer equipment                    21,608
                                  Autos                                 69,124
                                  ----------------------------------------------

                                                                     1,285,320
                                  Less accumulated depreciation         30,353
                                  ----------------------------------------------

                                                                   $ 1,254,967
                                  ==============================================


5.      Operating Agreement        On  February   4,  1998,   Joseph  C.  Marino
                                   ("Controlling   Member")   and  NCVC  ("Other
                                   Member") entered into an Operating  Agreement
                                   subsequently   amended   on  May  26,   1998,
                                   commencing   operations  of  the  development
                                   stage company (Electric City, L.L.C.).  Under
                                   the terms and subject to the  conditions  set
                                   forth in the Operating  Agreement,  the Other
                                   Member agreed to loan the Company $500,000 to
                                   meet  operating cash needs of the Company and
                                   to secure a letter of credit with a financial
                                   institution  for  $500,000.  The  Controlling
                                   Member,  in  exchange,  assigned  its  rights
                                   under  a  Sales,   Distribution   and  Patent
                                   License Agreement ("License Agreement") (Note
                                   8) to the Company.  No value was assigned for
                                   the  assignment  of the License  Agreement or
                                   the  securing  of the letter of  credit.  The
                                   letter of  credit  was  retired  by the Other
                                   Member's   payment   of   $250,000   to   the
                                   Controlling   Member,  who  will  obtain  and
                                   surrender  the  letter of credit to the Other
                                   Member and the  financial  institution.  Upon
                                   completion of this  transaction,  each member
                                   had a further  obligation to loan the Company
                                   up to $250,000 each on an as-needed basis. As
                                   of  April  30,   1999,   loans   under   this
                                   arrangement totaled $500,000. These loans bear interest at 9% and are payable on demand. Accrued interest on this debt is approximately $16,000 at April 30, 1999.

                                                       Electric City Corporation
                                                   (A Development Stage Company)

                                                   Notes to Financial Statements





                                   Additionally, pursuant to the Operating Agreement, the Other Member was obligated to bring the Company to the status of a publicly traded company on the Over-The-Counter Bulletin Board ("OTC").

                                   The Operating Agreement also requires the Other Member to indemnify the Controlling Member in every manner necessary as it relates to the public registration.


6.      Merger Agreement           On June 5, 1998,  upon the merger of Electric
                                   City,  L.L.C. into Electric City Corporation,
                                   the  Controlling   Member  and  Other  Member
                                   became  the   controlling   stockholder   and
                                   significant       minority       stockholder,
                                   respectively,     and    their     respective
                                   obligations under the Operating Agreement transferred and continue to be obligations.


7.      Accrued Expenses          Accrued expenses consist of the following:


                                  ---------------------------------------------

                                  Compensation                    $     7,042
                                  Interest                             15,914
                                  Real estate taxes                    11,950
                                  Professional fees                    47,730
                                  Other                                15,536
                                  ---------------------------------------------

                                                                  $    98,172
                                  =============================================

                                                       Electric City Corporation
                                                   (A Development Stage Company)

                                                   Notes to Financial Statements





8.      Long-Term Debt             Long-term  debt  consists of the following at
                                   April 30, 1999.


                                  ----------------------------------------------

                                   Mortgage note to CIB Bank,
                                      8.25%, payable in monthly
                                      principal and interest
                                      installments of $6,876
                                      until August 2003. A final
                                      payment of $710,000
                                      is due in August 2003.
                                      Collateralized by the
                                      building and land.            $   788,351

                                   Less current portion                  18,112
                                  ----------------------------------------------

                                                                    $   770,239
                                  ==============================================

                                   The  aggregate   amounts  of  long-term  debt
                                   maturing in each of the next five years are as follows:


                                  ----------------------------------------------

                                  2000                              $    18,112
                                  2001                                   19,664
                                  2002                                   21,350
                                  2003                                   23,178
                                  2004                                  706,047
                                  ----------------------------------------------

                                                                    $   788,351
                                  ==============================================


9.      Income Taxes               The composition of income tax expense
                                   (benefit) is as follows:


                                  ----------------------------------------------

                                   Current
                                      Federal                      $ (1,284,000)
                                      State                            (226,000)
                                      Adjustment to
                                        valuation allowance           1,510,000
                                  ----------------------------------------------

                                   Total income tax
                                      expense (benefit)            $         -
                                  ==============================================

                                                       Electric City Corporation
                                                   (A Development Stage Company)

                                                   Notes to Financial Statements




                                   Deferred   income   taxes   consist   of  the
                                   following:


                                  -----------------------------------------------------------------------------
                                  Total deferred tax assets, relating principally
                                      to net operating loss carryforwards                      $   1,510,000

                                  Deferred tax liabilities                                                 -
                                  -----------------------------------------------------------------------------

                                                                                                   1,510,000
                                  Less valuation allowance                                        (1,510,000)
                                  -----------------------------------------------------------------------------

                                  Total net deferred tax asset                                 $           -
                                  =============================================================================

                                   The Company has recorded a valuation allowance equaling the deferred tax asset due to the uncertainty of its realization in the future. At April 30, 1999, the Company has a U.S. federal net operating loss carryforward available to offset future taxable income of approximately $3,860,000 which expires in fiscal 2019.

                                   The reconciliation of income tax expense (benefit) to the amount computed by applying the federal statutory rate is as follows:


                                  ----------------------------------------------

                                  Income tax (benefit)
                                    at federal statutory rate      $ (1,364,000)

                                  State taxes                          (193,000)

                                  Tax benefit of loss prior
                                    to conversion from L.L.C.
                                     to "C" corporation                  47,000

                                  Increase in valuation allowance     1,510,000
                                  ----------------------------------------------

                                  Income tax expense (benefit)     $          -
                                  ==============================================

                                                       Electric City Corporation
                                                   (A Development Stage Company)

                                                   Notes to Financial Statements





10.     Commitments                Pursuant  to  the  License   Agreement  dated
                                   January  1, 1998  between  Giorgio  Reverberi
                                   ("Reverberi"),  the owner of the patent,  and
                                   Joseph  Marino,  Chairman and CEO of Electric
                                   City  L.L.C.  (who  assigned  the  rights  to
                                   Company), the Company agrees to pay Reverberi
                                   a royalty of $300 for each  product unit made
                                   by  or  for  the  Company  and  sold  by  the
                                   Company. The term of the License Agreement is
                                   until  December  31,  2007,   with  automatic
                                   renewal available until December 31, 2017, unless written termination is provided by either party of the License Agreement no less than 90 days prior to the automatic renewal date. The Company has accrued $7,800 at April
                                   30, 1999.

                                   In January 1999, the Company entered into an employment agreement with its Chairman and CEO for a period of four years. The agreement requires an annual salary of $225,000 beginning in June 1999.


11.     Equity Transaction
                                   a) On June 5, 1998, the Company acquired Pice Products Corporation ("Pice"), a nonoperating company. In this transaction, 600,136 common shares of the Company were issued to the Pice stockholders in return for all of the outstanding shares of Pice. The purpose of this merger was to enable the Company to position itself for status as a public corporation.

                                   b) As part of the original Operating Agreement (Note 4), the Other Member agreed to loan amounts to the Company up to $500,000 to meet cash needs prior to the private placement offering in June 1998. These loans did not bear interest. In June 1998, based on the estimated fair market value price of $2 per share, the outstanding balance of $500,000 was converted into 250,000 shares of the Company's common stock.

                                                       Electric City Corporation
                                                   (A Development Stage Company)

                                                   Notes to Financial Statements






                                   c) On June 11, 1998, the Company issued 470,000 shares of common stock in connection with a private offering in accordance with Regulation D, Section 504 of the Securities Exchange Commission's 1933 Act (250,000 upon conversion of loans described above). As a result of this offering, the Company generated $440,000 of cash less offering costs of $13,023 through the sale of 220,000 shares of common stock at the estimated fair market value price of $2 per share.

                                        In addition, the Company sold 455,989 shares of common stock for a total of $938,202 in February and March 1999. These shares were sold at approximately $2 per share. During this time period, the fair market value of the stock
                                        (current trading price on the "OTC") ranged from $5.13 per share to $6.38 per share.

                                   d) In August 1998, the Company purchased a building for $800,000 cash which was satisfied by a first mortgage and 170,000 shares of the Company's common stock, valued at $2 per share based on the estimated fair market value of the common stock.

                                   e) In April 1999, the Company issued 498,000 shares and 100,000 warrants of common stock in exchange for consulting services rendered. As the fair market value of these services was not readily determinable, these services were valued based on the fair market value for the stock issued (current price of the common stock on the "OTC") which ranged from $4.18 to $5.61. Approximately $2,503,000 has been charged to operations. $213,332 has been classified as a prepaid expense as this amount represents payment for services to be provided in the future.

                                   f) At April 30, 1999, the Company had outstanding warrants to purchase 100,000 shares of the Company's common stock at an exercise price of $4 per share. These warrants expire in February 2002.

                                                       Electric City Corporation
                                                   (A Development Stage Company)

                                                   Notes to Financial Statements





12.     Stock Options              The  Company's  Chairman and CEO were granted
                                   options as part of an employment agreement to
                                   acquire  450,000  shares of  common  stock at
                                   $3.50 each.  These  options vest ratably over
                                   the   four-year   term   of  the   employment
                                   agreements and expire in December 2008.

                                   In June 1998, both NCVC and Pino were granted options to purchase 1,000,000 shares of common stock each at an exercise price of $2.20 per share. These options will vest in January 2000 if the Company's closing stock price exceeds $10 per share on any 20 consecutive trading days. Subsequent to year end, the Company's closing stock price exceeded $10 per share for 20 consecutive trading days. These options expire in June 2008.

                                   In January 1999, certain employees were granted options to purchase 152,000 shares of common stock at an exercise price ranging from $3.50 to $7.00. 75,000 options vested upon the signing of the agreements and 77,000 will vest in fiscal 2000. These options expire in periods from December 2008 through March 2009.

                                   The following table summarizes the options granted, exercised and outstanding under the plans:

                                                                                                            Weighted
                                                                                 Exercise Price              Average
                                                                          Shares      Per Share       Exercise Price
                                 ------------------------------------------------------------------------------------
                                 Outstanding at May 1, 1998
                                 Granted                               2,602,000  $2.20 - $7.00                $2.50
                                 Exercised                                     -              -                    -
                                 ------------------------------------------------------------------------------------

                                 Outstanding at April 30, 1999         2,602,000  $2.20 - $7.00                $2.50
                                 ------------------------------------------------------------------------------------

                                 Options exercisable at
                                     April 30, 1999                       75,000          $3.50                $3.50
                                 ====================================================================================

                                   The Company applies APB No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for options. Under APB Opinion 25, because the exercise price of the options equals the market price of the underlying stock on the measurement date, no compensation expense is recognized.

                                                       Electric City Corporation
                                                   (A Development Stage Company)

                                                   Notes to Financial Statements





                                   The weighted-average, grant-date fair value of stock options granted to employees during the year, and the weighted-average significant assumptions used to determine those fair values, using a modified Black-Sholes option pricing model, and the proforma effect on earnings of the fair value accounting for stock options under Statement of Financial Accounting Standards No. 123 are as follows:


                                  ---------------------------------------------------------------------------------

                                  Weighted average fair value per options granted                         $1.27

                                  Significant assumptions (weighted average)
                                      Risk-free interest rate at grant date                                5.21%
                                      Expected stock price volatility                                        55%
                                      Expected dividend payout                                                -
                                      Expected option life (years)                                         4.10
                                  Net loss
                                      As reported                                                    (4,060,000)
                                      Proforma                                                       (7,200,000)
                                  Net loss per share
                                      As reported                                                          (.36)
                                      Proforma                                                             (.64)

                                   The following table summarizes information about stock options outstanding at April 30, 1999

                                                         Options Outstanding                     Options Exercisable
                                        ---------------------------------------------------------------------------------
                                                        Number       Weighted
                                                   Outstanding        Average                        Number     Weighted
                                                            at      RemainingWeighted Average   Exercisable      Average
                                Exercise             April 30,    Contractual        Exercise      at April     Exercise
                                Price                     1999           Life           Price      30, 1999        Price
                                -----------------------------------------------------------------------------------------
                                $2.20                2,000,000     9.16 years            2.20             -          N/A
                                $3.50                  600,000     9.75 years            3.50        75,000         3.50
                                $7.00                    2,000     9.92 years            7.00             -          N/A
                                        ---------------------------------------------------------------------------------

                                                     2,602,000     9.30 years            2.50        75,000         3.50
                                        =================================================================================

13.     Related  Parties           During the year  ended  April 30,  1999,  the
                                   Company paid approximately $165,000 to Marino
                                   Electric,   Inc.  for  goods   purchased  and
                                   services rendered. Marino Electric, Inc. is owned by an officer and stockholder of the Company.


14.     Financial  Instruments     The carrying  amounts reported in the balance
                                   sheet for cash, accounts receivable, accounts
                                   payable  and  accrued  expenses  approximates
                                   fair value because of the  short-term  nature
                                   of these  amounts.  The  Company's  long-term
                                   debt   approximates   fair  value   based  on
                                   instruments with similar terms.


15.     Subsequent Event           In January 1999, the Company agreed,  subject
                                   to an appraisal to acquire  certain assets of
                                   Marino Electric,  Inc., from Joseph Marino, a
                                   related  party,  for  $1,792,000  in cash and
                                   800,000 shares  ($1,600,000) of the Company's
                                   common   stock.   The   closing   took  place
                                   effective  May 24, 1999.  As Mr.  Marino owns
                                   less  than  50% of the  common  stock  of the
                                   Company,  the  transaction  will be accounted
                                   for  by  purchase  accounting.  The  purchase
                                   price of  $3,392,000  exceeded the fair value
                                   of  the  assets  acquired  by   approximately
                                   $2,909,000, which will be amortized on a straight-line basis over 10 years.

                                   The summarized unaudited pro forma results of operations set forth for the year ended April 30, 1999 assume the acquisition occurred as of the beginning of the year.

                                                                    (Unaudited)
                                  ----------------------------------------------

                                  Net sales                       $  3,179,000

                                  Net loss                          (4,027,000)
                                  ----------------------------------------------

                                  Pro forma net loss per share    $       (.34)
                                  ==============================================

Report of Certified Public Accountants


Marino Electric, Inc.


We have audited the accompanying balance sheet of Marino Electric, Inc. as of December 31, 1998 and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marino Electric, Inc. at December 31, 1998, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.





                                                                BDO Seidman, LLP



Chicago, Illinois
August 30, 1999

                                                           Marino Electric, Inc.


                                                                   Balance Sheet





                                                     December 31,              April 30,
                                                             1998                   1999
------------------------------------------------------------------------------------------
                                                                             (Unaudited)

Assets

Current Assets
     Cash and cash equivalents                       $    246,359           $    444,198
     Accounts receivable (net of allowance
         for doubtful accounts of
         $182,000) (Note 6)                               556,251                559,808
     Inventories (Note 2)                                 227,580                291,130
------------------------------------------------------------------------------------------

Total Current Assets                                    1,030,190              1,295,136
------------------------------------------------------------------------------------------

Property and Equipment (Note 2)
     Shop equipment                                       160,942                160,942
     Transportation and other equipment                   154,987                156,517
------------------------------------------------------------------------------------------

                                                          315,929                317,459
     Accumulated depreciation                             (71,985)               (85,599)
------------------------------------------------------------------------------------------

Net Property and Equipment                                243,944                231,860
------------------------------------------------------------------------------------------



                                                     $  1,274,134           $  1,526,996
==========================================================================================

                                                           Marino Electric, Inc.


                                                                   Balance Sheet


                                                      December 31,             April 30,
                                                              1998                  1999
------------------------------------------------------------------------------------------
                                                                             (Unaudited)

Liabilities and Stockholder's Equity

Current Liabilities
     Loan payable to stockholder (Note 3)            $     228,114          $    228,114
     Bank note payable (Note 4)                             39,893                34,170
     Accounts payable                                       51,113               139,883
     Accrued expenses                                      178,132               281,688
     Deferred tax liability (Note 5)                       194,500               149,500
------------------------------------------------------------------------------------------

Total Current Liabilities                                  691,752               833,355
------------------------------------------------------------------------------------------

Commitments

Stockholder's Equity
     Common stock, $1.00 par value;
         10,000 shares authorized, 1,000
         issued and outstanding                              1,000                 1,000
     Additional paid-in capital                             61,500                61,500
     Retained earnings                                     519,882               631,141
------------------------------------------------------------------------------------------

Total Stockholder's Equity                                 582,382               693,641
------------------------------------------------------------------------------------------

                                                     $   1,274,134          $  1,526,996
==========================================================================================


                                 See accompanying notes to financial statements.

                                                           Marino Electric, Inc.


                                       Statement of Income and Retained Earnings




                                                                                         Four months ended
-----------------------------------------------------------------------------------------------------------------------
                                                              Year ended
                                                            December 31,             April 30,             April 30,
                                                                    1998                  1999                  1998
-----------------------------------------------------------------------------------------------------------------------
                                                                                   (Unaudited)           (Unaudited)

Revenue (Note 6)                                           $   3,017,087         $     823,796         $     705,391
-----------------------------------------------------------------------------------------------------------------------

Expenses
     Cost of sales                                             1,689,905               366,549               540,961
     Selling, general and administrative                       1,234,826               289,195               322,267
-----------------------------------------------------------------------------------------------------------------------

Total                                                          2,924,731               655,744               863,228
-----------------------------------------------------------------------------------------------------------------------

Operating Income (Loss)                                           92,356               168,052              (157,837)
-----------------------------------------------------------------------------------------------------------------------

Other Income (Expense)
     Interest income                                              11,539                 1,569                 2,926
     Interest expense                                            (16,711)               (3,362)               (8,112)
-----------------------------------------------------------------------------------------------------------------------

Total other expense                                               (5,172)               (1,793)               (5,186)
-----------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes (benefit)                       87,184               166,259              (163,023)

Taxes (Benefit) on Income (Note 5)                                22,000                55,000               (46,850)
-----------------------------------------------------------------------------------------------------------------------

Net Income (Loss)                                                 65,184               111,259              (116,173)

Retained Earnings, at beginning of period                        454,698               519,882               454,698
-----------------------------------------------------------------------------------------------------------------------

Retained Earnings, at end of period                        $     519,882         $     631,141         $     338,525
=======================================================================================================================

                                 See accompanying notes to financial statements.

                                                           Marino Electric, Inc.


                                                         Statement of Cash Flows




                                                                                             Four months ended
--------------------------------------------------------------------------------------------------------------------------
                                                                    Year ended
                                                                  December 31,             April 30,            April 30,
                                                                          1998                  1999                 1998
----------------------------------------------------------------------------------------------------------------------------
                                                                                         (Unaudited)          (Unaudited)

Cash Flows From Operating Activities
     Net income (loss)                                          $       65,184        $      111,259      $      (116,173)
     Adjustments to reconcile net income (loss) to
         net cash provided by operating activities
         Depreciation                                                   40,841                13,614               10,380
         Decrease in deferred tax liability                            (95,000)              (45,000)             (48,850)
         Change in allowance for doubtful accounts                     154,000                     -                    -
         Changes in assets and liabilities
              Accounts receivable                                       73,902                (3,557)             163,742
              Inventories                                             (147,580)              (63,550)                   -
              Accounts payable                                         (66,096)               88,770               12,486
              Accrued liabilities                                      144,785               103,556               12,383
----------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                              170,036               205,092               33,968
----------------------------------------------------------------------------------------------------------------------------

Cash Flows Used in Investing Activities
     Purchase of property and equipment                                (48,487)               (1,530)                   -
----------------------------------------------------------------------------------------------------------------------------

Cash Flows Used in Financing Activities
     Repayment of bank debt                                            (22,653)               (5,723)              (4,000)
     Payment on stockholder loan                                      (100,000)                    -                    -
----------------------------------------------------------------------------------------------------------------------------

Net cash used in financing activities                                 (122,653)               (5,723)              (4,000)
----------------------------------------------------------------------------------------------------------------------------


Net (Decrease) Increase  in Cash and Cash Equivalents                   (1,104)              197,839               29,968

Cash and Cash Equivalents, at beginning of period                      247,463               246,359              247,463
----------------------------------------------------------------------------------------------------------------------------

Cash and Cash Equivalents, at end of period                     $      246,359        $      444,198      $       277,431
============================================================================================================================



                                 See accompanying notes to financial statements.

                                                           Marino Electric, Inc.


                                Notes to Financial Statements (Information as of
                                    April 30, 1999 and for the four months ended
                                           April 30, 1999 and 1998 is unaudited)





1.    Nature  of  Business         Marino   Electric,   Inc.   ("Marino")  is  a
                                   designer   and    manufacturer    of   custom
                                   electrical  switching  gear and  distribution
                                   panels which serve to distribute  electricity
                                   from a building's  principal  power source to
                                   the  various   electric   switches  within  a
                                   building. Marino's principal customers are located in the metropolitan Chicagoland area.


2.      Summary of Significant
        Accounting Policies

        Cash and Cash Equivalents  The   Company    considers    highly   liquid
                                   investments  with a maturity of three  months
                                   or   less   when   purchased   to   be   cash
                                   equivalents.

        Inventories                Inventories,    principally    raw   material
                                   components,   are  stated  at  the  lower  of
                                   average cost or market.

        Property and Equipment     Property  and  equipment  are stated at cost.
                                   For     financial     reporting     purposes,
                                   depreciation  is computed  over the estimated
                                   useful   lives   of   the   assets   by   the
                                   straight-line   method  over  the   following
                                   lives:

                                          Shop equipment               10 years
                                          Transportation equipment      5 years
                                          Other                        10 years

        Revenue Recognition        Revenue  is   recognized   upon  transfer  of
                                   ownership. Service revenue is recognized at the time the related services are provided.

        Income Taxes               The Company  follows the asset and  liability
                                   method  which  requires  the  recognition  of
                                   deferred tax assets and  liabilities  for the
                                   expected future tax consequences of temporary
                                   differences   between   the  tax   basis  and
                                   financial   reporting  basis  of  assets  and
                                   liabilities.

                                                           Marino Electric, Inc.


                                Notes to Financial Statements (Information as of
                                    April 30, 1999 and for the four months ended
                                           April 30, 1999 and 1998 is unaudited)





        Concentration of           Financial    instruments   that   potentially
        Credit Risk                subject    the    Company   to    significant
                                   concentration    of   credit   risk   consist
                                   principally of cash  instruments and accounts
                                   receivable.  The Company  maintains  cash and
                                   cash  equivalents   with  various   financial
                                   institutions.  The Company provides credit in
                                   the normal  course of  business.  The Company
                                   performs  ongoing  credit  evaluations of its
                                   customers   and  maintains   allowances   for
                                   potential credit losses.

        Use of Estimates           The  preparation  of financial  statements in
                                   conformity with generally accepted accounting
                                   principles   requires   management   to  make
                                   estimates  and  assumptions  that  affect the
                                   reported  amounts of assets  and  liabilities
                                   and  disclosure  of  contingent   assets  and
                                   liabilities  at the  date  of  the  financial
                                   statements   and  the  reported   amounts  of
                                   revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Interim Financial          The  financial  information  as of  April 30,
        Statements                 1999 and  with  respect  to the  four  months
                                   ended April 30,  1999 and 1998 is  unaudited.
                                   In the opinion of management, the financial statements contain all adjustments consisting of normal recurring accruals necessary for the fair presentation of the results for such periods. The information is not necessarily indicative of the results of operations to be expected for the fiscal year end.


3.      Loans Payable to           The balance represents amounts due  the  sole
        Stockholder                stockholder of the Company.  The  amounts are
                                   noninterest  bearing and payable on demand.


4.      Bank Note Payable          The Company has an equipment loan, payable in
                                   monthly   installments  of  $3,028  including
                                   interest through August 1999, with a balloon payment of approximately $20,000 in September
                                   1999. Interest is computed at the Bank's prime rate plus 1% (8.75% at December 31, 1998).

                                                           Marino Electric, Inc.


                                Notes to Financial Statements (Information as of
                                    April 30, 1999 and for the four months ended
                                           April 30, 1999 and 1998 is unaudited)





5.      Income Taxes              Income  taxes (benefit)  in  the  statement of
                                  income are comprised of the following:

                                                                                         Four months ended
                                  ---------------------------------------------------------------------------------
                                                                   Year ended
                                                                 December 31,        April 30,       April 30,
                                                                         1998             1999            1998
                                  ---------------------------------------------------------------------------------

                                  Current                   $         117,000    $     100,000    $      2,000
                                  Deferred                            (95,000)         (45,000)        (48,650)
                                  ---------------------------------------------------------------------------------

                                  Total taxes (benefit)
                                      on income             $          22,000    $      55,000    $    (46,650)
                                  ---------------------------------------------------------------------------------

                                   The deferred tax liability recorded on the balance sheet is comprised of the following:


                                                                                                    Four months
                                                                               Year ended                 ended
                                                                             December 31,             April 30,
                                                                                     1998                  1999
                                  ---------------------------------------------------------------------------------
                                  Differences in cash/accrual
                                      method of accounting              $         194,500     $         149,500
                                  ---------------------------------------------------------------------------------

                                  Total                                 $         194,500     $         149,500
                                  ---------------------------------------------------------------------------------


6.      Significant  Customer      One customer  accounted for 11.0% of sales in
                                   the year ended December 31, 1998. Receivables from this customer represented 19.0% of total receivables at December 31, 1998.


7.      Related Party              During the year ended  December 31, 1998, the
        Transactions               Company sold approximately  $219,500 of goods
                                   sold  to   Electric   City  Corp.   The  sole
                                   stockholder of the Company is a significant stockholder of Electric City Corp.


8.      Sale of Assets             In January 1999, the Company agreed,  subject
                                   to an appraisal, to sell certain assets to Electric City Corp., a related entity, for $1,792,000 in cash and 800,000 shares of stock. The closing took place effective May
                                   24, 1999.

                               Electric City Corp.
                          Proforma Financial Statements


The following unaudited proforma balance sheet as of April 30, 1999 and statement of operations for the year ended April 30, 1999 of Electric City Corp. (the "Company") gives effect to the acquisition of certain assets of Marino Electric, Inc. which was made as of May 24, 1999. The acquisition was accounted for using the purchase method of accounting. Accordingly, the results of operations of the acquired assets will be included in Electric City Corp.'s results only from the acquisition date. The unaudited proforma balance sheet has been prepared as if the acquisition occurred on April 30, 1999 and the unaudited proforma information has been prepared as if the acquisition occurred on May 1, 1998 and is based on historical financial statements of Electric City Corp. and Marino Electric, Inc. from May 1, 1998 through April 30, 1999.

The purchase method of accounting has been used in preparation of the unaudited proforma financial statements. Under this method of accounting, the aggregate purchase price is allocated to assets acquired based on their estimated fair values. For purposes of the unaudited proforma financial statements, the purchase price has been allocated based primarily on the information furnished by management. The final allocation of the purchase price of the assets acquired will be determined in a reasonable time after consummation of the transaction and will be based on a complete evaluation of the assets acquired. Accordingly, the information presented herein may differ from the final purchase price allocation; however, such allocation is not expected to differ materially from the preliminary amounts.

In the opinion of the Company's management, all adjustments have been made that are necessary to present fairly the proforma data.

The unaudited proforma financial statements should be read in conjunction with the respective financial statements and related notes included elsewhere in this registration statement. The unaudited pro forma financial statements are presented for illustrative purposes only and are not necessarily indicative of the results of operations or financial position that would have been achieved had the transaction reflected therein been consummated as of the date indicated, or of the results of operations or financial position for any future periods or dates.

                                                             Electric City Corp.


                                                Unaudited Proforma Balance Sheet
                                                                  April 30, 1999



                                                         Company         Acquisition of
                                                      Historical         Certain Assets
                                                       April 30,              of Marino               Company
                                                            1999         Electric, Inc.              Proforma
---------------------------------------------------------------------------------------------------------------

Assets
Current Assets
     Cash and equivalents                            $   484,162            $         -           $   484,162
     Accounts receivable, net                            118,272                      -               118,272
     Inventories                                         459,882                292,000(1)            751,882
     Prepaid expenses                                    213,332                      -               213,332
---------------------------------------------------------------------------------------------------------------

Total Current Assets                                   1,275,648                292,000             1,567,648
---------------------------------------------------------------------------------------------------------------

Property, Plant and Equipment                          1,254,967                191,000(1)          1,445,967

Intangible Asset                                               -              2,909,000(1)          2,909,000
---------------------------------------------------------------------------------------------------------------

Total Assets                                         $ 2,530,615            $ 3,392,000           $ 5,922,615
===============================================================================================================

Liabilities and Stockholders' Equity

Current Liabilities
     Due to seller                                   $         -            $ 1,792,000(1)        $ 1,792,000
     Notes payable to stockholders                       500,000                      -               500,000
     Current portion of debt                              18,112                      -                18,112
     Accounts payable                                    184,160                      -               184,160
     Accrued expenses                                     98,172                      -                98,172
---------------------------------------------------------------------------------------------------------------

Total Current Liabilities                                800,444              1,792,000             2,592,444
---------------------------------------------------------------------------------------------------------------

Long-Term Debt                                           770,239                      -               770,239
---------------------------------------------------------------------------------------------------------------

Stockholders' Equity
     Common stock                                          1,219                     80(1)              1,299
     Additional pain-in capital                        4,898,465              1,599,920(1)          6,498,385
     Deficit                                          (3,939,752)                     -            (3,939,752)
---------------------------------------------------------------------------------------------------------------

Total Stockholders' Equity                               959,932              1,600,000             2,559,932
---------------------------------------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity           $ 2,530,615            $ 3,392,000           $ 5,922,615
===============================================================================================================


               See accompanying note to unaudited proforma financial statements.

                                                             Electric City Corp.


                                      Unaudited Proforma Statement of Operations
                                                       Year Ended April 30, 1999



                                                 Company
                                              Historical                                Proforma
                                               April 30,              Marino            Increase
                                                    1999      Electric, Inc.          (Decrease)               Proforma
-------------------------------------------------------------------------------------------------------------------------
Revenue                                     $    208,473        $  3,135,492        $   (165,000)(1)       $  3,178,965
-------------------------------------------------------------------------------------------------------------------------

Expenses
     Cost of selling                             135,000           1,515,493             (73,000)(1)          1,577,493
     Selling, general and
         administrative                        4,083,028           1,201,754                   -              5,284,782
     Amortization of goodwill                          -                   -             290,900(1)             290,900
     Interest expense, net                        50,559               1,779                   -                 52,338
-------------------------------------------------------------------------------------------------------------------------

Total expenses                                 4,268,587           2,719,026             217,900              7,205,513

Taxes on income                                        -             123,850            (123,850)(1)                  -
-------------------------------------------------------------------------------------------------------------------------

Net (Loss) Income                           $ (4,060,114)       $    292,616        $   (259,050)          $ (4,026,548)
=========================================================================================================================

Weighted Average Common
     Shares Outstanding                       11,178,937                   -             800,000(1)          11,978,937
=========================================================================================================================

Basic and Diluted Loss Per
      Common Share Outstanding              $      (0.36)                  -                   -           $      (0.33)
========================================================================================================================

               See accompanying note to unaudited proforma financial statements.

                               Electric City Corp.
                 Note to Unaudited Proforma Financial Statements


Note 1 - Marino Electric, Inc.

Effective May 24, 1999, the Company acquired certain assets of Marino Electric, Inc. ("Marino") (inventories and shop and transportation equipment). Marino's principal business is the design and manufacture of custom electric switching gear and distribution panels which serve to distribute electricity from a building's principal power source to various switches within the building. Marino's customers are primarily located in the metropolitan Chicagoland area. The acquisition was consummated for $1,792,000 in cash and 800,000 shares of Electric City Corp.'s common stock with a fair value of $1,600,000.

The transaction was recorded under the purchase method of accounting. The total cost of the acquisition was approximately $3,392,000, which exceeded the fair value of the assets acquired by approximately $2,909,000. Cost in excess will be amortized over a 10-year period.

Proforma adjustments related to the acquisition included the following:

o    Elimination of $219,500 of sales from Marino to Electric City Corp.

o Amortization of the cost in excess of fair value of net assets acquired of $290,900 based on a life of 10 years.

o    Elimination of tax expense on Marino.

o The cash portion ($1,792,000) of the purchase price has been reflected as due to seller at April 30, 1999.